Exhibit 99.1

58.com Enters into a Definitive Agreement for Going-Private Transaction

BEIJING, June 15, 2020 /PRNewswire/ -- 58.com Inc. (NYSE: WUBA) (“58.com” or the “Company”), China’s largest online classifieds marketplace, today announced that it has entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Quantum Bloom Group Ltd, an exempted company with limited liability incorporated under the law of the Cayman Islands (“Parent”) and Quantum Bloom Company Ltd, an exempted company with limited liability incorporated under the law of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), pursuant to which, and subject to the terms and conditions thereof, Merger Sub will merge with and into the Company with the Company being the surviving company and becoming a wholly-owned subsidiary of Parent (the “Merger”), in a transaction implying an equity value of the Company of approximately US$8.7 billion in which the Company will be acquired by a consortium of investors (the “Consortium”).

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Class A ordinary share, par value US$0.00001 per share, of the Company (each, a “Class A Ordinary Share,” together with each Class B ordinary share, par value US$0.00001 per share, of the Company, each a “Share”) issued, outstanding and not represented by American depositary shares of the Company (each, an “ADS,” representing two Class A Ordinary Shares) immediately prior to the Effective Time, other than the Excluded Shares and the Dissenting Shares (each as defined in the Merger Agreement), will be cancelled and cease to exist, in exchange for the right to receive US$28.00 in cash without interest, and each outstanding ADS, other than the ADSs representing the Excluded Shares, together with each Share represented by such ADSs, will be cancelled in exchange for the right to receive US$56.00 in cash without interest (the “Merger Consideration”).

At the Effective Time, each (i) option to purchase Shares that shall have become vested or is expected to vest on or prior to December 31, 2020 and remains outstanding on the closing date of the Merger (the “Vested Company Option”) will be cancelled, and each holder of a Vested Company Option will have the right to receive an amount in cash determined by multiplying (x) the excess, if any, of US$28.00 over the applicable exercise price of such Vested Company Option by (y) the number of Class A Ordinary Shares underlying such Vested Company Option; (ii) option to purchase Shares which is not a Vested Company Option (the “Unvested Company Option”) will be cancelled in exchange for an employee incentive award pursuant to terms and conditions to be determined by Parent in accordance with the Company’s 2010 Stock Option Plan and 2013 Share Incentive Plan collectively, each as amended and restated (the “Company Share Plans”) and the award agreement with respect to such Unvested Company Option; (iii) restricted share unit that shall have become vested or is expected to vest on or prior to December 31, 2020 and remains outstanding on the closing date of the Merger (the “Vested Company RSU”) will be cancelled, and each holder of a Vested Company RSU will have the right to receive an amount in cash determined by multiplying (x) US$28.00 by (y) the number of Class A Ordinary Shares underlying such Vested Company RSU; and (iv) restricted share unit which is not a Vested Company RSU (the “Unvested Company RSU”) will be cancelled in exchange for an employee incentive award pursuant to terms and conditions to be determined by Parent in accordance with the Company Share Plans and the award agreement with respect to such Unvested Company RSU.

The Merger Consideration represents a premium of 19.9% to the closing price of the Company’s ADSs on April 1, 2020, the last trading day prior to the Company’s announcement of its receipt of the original “going-private” proposal, and a premium of 19.2% to the volume-weighted average closing price of the Company’s ADSs during the last 15 calendar days prior to its receipt of the original “going-private” proposal.

The Consortium includes Warburg Pincus Asia LLC (together with its affiliated investment entities, “Warburg Pincus”), General Atlantic Singapore Fund Pte. Ltd. (together with its affiliated investment entities, “General Atlantic”), Ocean Link Partners Limited (together with its affiliated investment entities, “Ocean Link”), Mr. Jinbo Yao, chairman of the board of directors (the “Board”) and Chief Executive Officer of the Company, and Internet Opportunity Fund LP, an entity controlled by Mr. Jinbo Yao.

The Consortium intends to fund the Merger through a combination of, cash contributions from the investors pursuant to equity commitment letters, rollover equity contributions from certain shareholders of the Company, and the proceeds from certain committed term loan facilities in an aggregate amount up to US$3,500,000,000 from Shanghai Pudong Development Bank Co., Ltd. Shanghai Branch and additional arrangers and underwriters to be appointed by the Consortium.

The Company’s Board, acting upon the unanimous recommendation of a committee of independent and disinterested directors established by the Board (the “Special Committee”), approved the Merger Agreement and the Merger. The Special Committee negotiated the terms of the Merger Agreement with the assistance of its independent financial and legal advisors.

The Merger, which is currently expected to close during the second half of 2020, is subject to customary closing conditions including the approval of the Merger Agreement by an affirmative vote of holders of Shares representing at least two-thirds of the voting power of the Shares present and voting in person or by proxy as a single class at a meeting of the Company’s shareholders which will be convened to consider the approval of the Merger Agreement and the Merger. Mr. Jinbo Yao (together with an entity through which Mr. Yao beneficially owns Shares) and General Atlantic Singapore 58 Pte. Ltd. have agreed to vote all of the Shares and ADSs they beneficially own, which represent approximately 44% of the voting rights attached to the total outstanding Shares of the Company as of the date of the Merger Agreement, in favor of the authorization and approval of the Merger Agreement and the Merger. If completed, the Merger will result in the Company becoming a privately-held company and its ADSs will no longer be listed on the New York Stock Exchange.

Houlihan Lokey (China) Limited is serving as financial advisor to the Special Committee; Fenwick & West LLP is serving as U.S. legal counsel to the Special Committee; Skadden, Arps, Slate, Meagher & Flom LLP is serving as U.S. legal counsel to the Company; Han Kun Law Offices is serving as PRC legal counsel to the Company; and Conyers Dill & Pearman is serving as Cayman Islands legal counsel to the Company.

Wilson Sonsini Goodrich & Rosati, Paul, Weiss, Rifkind, Wharton & Garrison LLP, Kirkland & Ellis LLP and Weil, Gotshal & Manges LLP are serving as international co-counsels to the Consortium. Fangda Partners is serving as PRC legal counsel to the Consortium. Maples and Calder (Hong Kong) LLP is serving as Cayman Islands legal counsel to the Consortium.

Additional Information About the Merger

The Company will furnish to the U.S. Securities and Exchange Commission (the “SEC”) a current report on Form 6-K regarding the Merger, which will include as an exhibit thereto the Merger Agreement. All parties desiring details regarding the Merger are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the Merger, the Company will prepare and mail a Schedule 13E-3 Transaction Statement (the “Schedule 13E-3”). The Schedule 13E-3 will be filed with the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE SCHEDULE 13E-3 AND OTHER MATERIALS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE MERGER, AND RELATED MATTERS. In addition to receiving the Schedule 13E-3 by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the Merger, and related matters, without charge from the SEC’s website (http://www.sec.gov).

About 58.com Inc.

58.com Inc. (NYSE: WUBA) operates China’s largest online classifieds marketplace, as measured by monthly unique visitors on both its www.58.com website and mobile applications. The Company’s online marketplace enables local business users and consumer users to connect, share information and conduct business. 58.com’s broad, in-depth and high-quality local information, combined with its easy-to-use website and mobile applications, has made it a trusted marketplace for consumers. 58.com’s strong brand recognition, large and growing user base, merchant network and massive database of local information create a powerful network effect. For more information on 58.com, please visit http://www.58.com.

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Any statements that are not historical facts, including statements about 58.com’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: uncertainties as to how the Company’s shareholders will vote at the meeting of shareholders; the possibility that competing offers will be made; the possibility that financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement and the proxy statement to be filed by the Company. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is current as of the date of the press release, and 58.com does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

58.com Inc.

ir@58.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@ChristensenIR.com